SE(

19007772

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SecureVest Financial Group, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

163 Madison Avenue, Suite 100
(No. and Street)

| Morristown | New Jersey | 07960 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

August Cellitti 973-605-8400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, Inc
(Name – *if individual, state last, first, middle name*)

| 733 Route 35 North | Ocean | New Jersey | 07712 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing

MAR 01 2019

Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, August Cellitti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securevest Financial Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNETTE TRAPANESE
NOTARY PUBLIC OF NEW JERSEY
Comm. # 2413896
My Commission Expires 10/25/2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Securevest Financial Group, Inc.**
**Index to the Financial Statements**
**December 31, 2018**

FORM X-17A-5-PART III

Ad3ptus

Accountants | Advisors

Fax 732.663.0090

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of SecureVest Financial Group, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of SecureVest Financial Group, Inc. as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SecureVest Financial Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of SecureVest Financial Group, Inc.'s management. Our responsibility is to express an opinion on SecureVest Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SecureVest Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of SecureVest Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of SecureVest Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

We have served as SecureVest Financial Group, Inc.'s auditor since 2011.

Ocean, New Jersey
February 26, 2019

**Securevest Financial Group, Inc.**
**Statement of Financial Condition**
**December 31, 2018**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 30,706 |
| Debt securities owned, at fair value | 3,512,030 |
| Due from clearing brokers | 543,262 |
| Prepaid expenses and other assets | 36,940 |
| Furniture and equipment, net | 4,011 |
| Security deposits | 40,043 |
| **TOTAL ASSETS** | $ 4,166,992 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | |
| **Liabilities** | |
| Accounts payable and accrued liabilities | $ 98,958 |
| Commissions payable | 127,494 |
| Due to clearing brokers | 117,176 |
| Securities sold, but not yet purchased | 553,096 |
| **Total Liabilities** | 896,724 |
| Shareholder's Equity | |
| Common stock, no par value; authorized 300,000 shares; 180,000 shares issued and outstanding | 59,667 |
| Additional paid-in-capital | 1,235,245 |
| Retained earnings | 1,975,356 |
| **Total Shareholder's Equity** | 3,270,268 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 4,166,992 |

*The accompanying notes are an integral part of this statement.*

**Securevest Financial Group, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2018**

| | | |
|---|---|---|
| **Revenue:** | | |
| Trading income | $ 4,099,088 | |
| Commissions | 150,562 | |
| Interest and other | 593,379 | |
| Total revenue | | $ 4,843,029 |
| **Expenses:** | | |
| Commissions, salaries and benefits | 2,900,160 | |
| Market data | 638,157 | |
| Clearing charges | 271,675 | |
| Interest | 368,572 | |
| Occupancy | 284,485 | |
| Technology and communications | 30,572 | |
| Professional fees | 80,830 | |
| Travel and entertainment | 54,477 | |
| General and administrative | 114,248 | |
| Total expenses | | 4,743,176 |
| **Net income** | | $ 99,853 |

*The accompanying notes are an integral part of this statement.*

**Securevest Financial Group, Inc.**
**Statement of Changes in Shareholder's Equity**
**For the Year Ended December 31, 2018**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances, December 31, 2017 | $ 59,667 | $ 1,235,245 | $ 2,047,503 | $ 3,342,415 |
| Distributions | - | - | (172,000) | (172,000) |
| Net income | $ - | - | 99,853 | 99,853 |
| Balances, December 31, 2018 | $ 59,667 | $ 1,235,245 | $ 1,975,356 | $ 3,270,268 |

*The accompanying notes are an integral part of this statement.*

**Securevest Financial Group, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2018**

| | |
|---|---|
| **Cash Flows From Operating Activities** | |
| Net income | $ 99,853 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 1,264 |
| Changes in operating assets and liabilities: | |
| Debt securities owned | 3,027,651 |
| Due from clearing brokers | 29,497 |
| Prepaid expenses and other assets | 928 |
| Commissions payable | (80,891) |
| Accounts payable and accrued liabilities | 50,313 |
| Securities sold, not yet purchased | 411,093 |
| Due to clearing brokers | (3,345,196) |
| **Net cash provided by operating activities** | 194,512 |
| **Cash flows from financing activities** | |
| Distributions | (172,000) |
| **Net cash used in financing activities** | (172,000) |
| **Net increase in cash** | 22,512 |
| **Cash, beginning of year** | 8,194 |
| **Cash, end of year** | $ 30,706 |

*The accompanying notes are an integral part of this statement.*

## Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### a) ORGANIZATION

Securevest Financial Group, Inc. (the Company) was incorporated on March 16, 1981 in the state of Illinois and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Argentis Holdings, LLC.

### b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

### c) ACCOUNTING BASIS AND USE OF ESTIMATES

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

### e) FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

### f) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2015 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

## Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

g) SECURITIES VALUATION AND REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The guidance requires an entity to follow a five step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's primary revenue sources derive from principal trading and trade execution services to customers in the trading of fixed income securities, including municipal, corporate, and government debt. The Company also earns commissions from executing client transactions. The securities transactions and related spread and commission revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred. Realized and unrealized trading gains and losses are reported in the statement of income.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

## Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $ 100,000. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, do not exceed 15 to 1. At December 31, 2018, the Company had net capital of $ 2,534,792, which exceeded the minimum requirement of $100,000 by $ 2,434,792, As of December 31, 2018, the Company's ratio of aggregate indebtedness to net capital ratio was .09 to 1.

## Note 3. DEBT SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

As of December 31, 2018, debt securities owned consist of the following:

| | Fair Value |
|---|---|
| Government | $ - |
| Municipal | 2,392,192 |
| Corporate | 1,061,757 |
| Non-marketable | 58,081 |
| Total | $ 3,512,030 |

Securities sold, but not yet purchased consist of the following:

| | |
|---|---|
| Corporate | $ (536,991) |
| Municipal | (16,105) |
| Total | $ (553,096) |

## Note 4. FURNITURE AND EQUIPMENT, NET

Furniture and equipment as of December 31, 2018, consist of the following:

| | |
|---|---|
| Computers | $ 113,158 |
| Furniture and fixtures | 170,292 |
| | 283,450 |
| Less: Accumulated depreciation | (279,439) |
| Furniture and equipment, net | $ 4,011 |

## Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

## Note 5. FAIR VALUE MEASUREMENTS (continued)

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2018:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Debt securities owned, at fair value | $ - | $ 3,512,030 | $ - | $ 3,512,030 |
| Securities sold, but not yet purchased, at fair value | $ - | $ (553,096) | $ - | $ (553,096) |

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2018.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

## Note 6. COMMITMENTS AND CONTINGENCIES

The Company leases its three office facilities under non-cancelable operating leases. In March of 2018 the Company signed a new lease for its New Jersey office that became effective in September of 2018 and expires in 2024. The Company also has a lease for its Florida office that expires in 2022. Future minimum lease payments at December 31, 2018 are as follows:

| Year | Amount |
|---|---|
| 2019 | $ 192,256 |
| 2020 | 220,699 |
| 2021 | 223,864 |
| 2022 | 184,887 |
| 2023 | 166,980 |
| 2024 | 27,918 |
| | $ 1,016,604 |

Rent charged to expense for the Company's facilities for the year ended December 31, 2018, was approximately $274,000, and is included in occupancy costs on the statement of income.

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

## Note 7. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at sound financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe this exposes it to any significant credit.

## Note 8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" which provides accounting guidance related to leases. Under ASU 2016-02, certain lease arrangements will require a lessee to recognize both a liability for future lease payments and a right-of-use asset representing the right to use the underlying asset against the term of the outstanding lease. Upon adoption, the Company recognized additional operating liabilities with corresponding right-of-use assets of a similar, or the same amount, based on the remaining present value of the minimum rental and operating payments under current standards for existing company leases. The new accounting guidance is not expected to have a material impact to the Company's financial statements.

# SUPPLEMENTARY INFORMATION

**Securevest Financial Group, Inc.**
**Computation of Net Capital Pursuant to**
**SEC Uniform Net Capital Rule 15c3-1**
**December 31, 2018**

| | |
|---|---|
| Computation of net capital: | |
| Shareholder's Equity | $ 3,270,268 |
| | |
| Deductions: | |
| Nonallowable assets: | |
| Securities not readily marketable | 379,085 |
| Prepaid expenses and other assets | 36,940 |
| Furniture and equipment, net | 4,011 |
| Security deposits | 40,043 |
| Total | 460,079 |
| | |
| Net capital before haircuts | 2,810,189 |
| | |
| Haircuts on securities positions | 275,397 |
| | |
| Net Capital | 2,534,792 |
| | |
| Minimum requirements of 6 2/3% of aggregate indebtedness of $226,453 or SEC requirement of $100,000, whichever is greater | 100,000 |
| | |
| Excess net capital | $ 2,434,792 |
| | |
| Aggregate indebtedness: | |
| Accounts payable and accrued expenses | $ 98,958 |
| Commissions payable | 127,494 |
| | |
| Total aggregate indebtedness | $ 226,452 |
| | |
| Ratio of Aggregate Indebtedness to Net Capital | .09 to 1 |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5, as of December 31, 2018.

*See Independent Auditor's Report.*

Ad3ptus

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT**

To the Shareholder
of SecureVest Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SecureVest Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SecureVest Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) SecureVest Financial Group, Inc. stated that SecureVest Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SecureVest Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SecureVest Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

Ocean, New Jersey
February 26, 2019

Ad3ptus

phone 732.745.8800

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of SecureVest Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by SecureVest Financial Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating SecureVest Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. SecureVest Financial Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively on SecureVest Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of SecureVest Financial Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

Ocean, New Jersey
February 26, 2019

Long Island

**Securevest Financial Group, Inc.**
**Schedule of Assessment and Payments to the Securities**
**Investor Protection Corporation (SIPC) - Pursuant to Rule 17A-5(e)(4)**
**For the Year Ended December 31, 2018**

| | | |
|---|---|---|
| General Assessment | $ | 6,298 |
| Less: | | |
| Payments made with SIPC-6: | | |
| August 1, 2017 | | (3,185) |
| Total assessment balance due at December 31, 2018 | $ | 3,113 |
| Determination of SIPC net operating revenues and general assessment | | |
| Total net revenue | $ | 4,198,659 |
| General assessment @ .0015 | $ | 6,298 |

*See Independent Accountant's Report on Applying Agreed Upon Procedures on Page 13.*

SecureVest
FINANCIAL GROUP
Member FINRA / SIPC

# SecureVest Financial Group, Inc.'s Exemption Report

SecureVest Financial Group, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions under 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

SecureVest Financial Group, Inc.

I, August Cellitti, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
August Cellitti, Chief Executive Officer

February 25, 2019

*Corporate Headquarters: 163 Madison Avenue, Suite 100 Morristown NJ 07960 • 973-605-8400*
*Florida Office: 1515 S. Federal Hwy, Suite 403 Boca Raton FL 33432 • 561-948-6855*